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                                                                EXHIBIT 8.1




                                December 13, 1996


Board of Directors
Addington Resources, Inc.
2343 Alexandria Drive, Suite 400
Lexington, Kentucky    40504

Ladies and Gentlemen:

        You have requested our opinion concerning certain federal income tax issues relating to the Agreement and Plan of Merger, dated as of June 25, 1996 (the "Merger Agreement") by and among Republic Industries, Inc., a Delaware corporation ("Republic"), RI/AR Merger Corp., a Delaware corporation ("Mergersub"), and Addington Resources, Inc., a Delaware corporation (the "Company"). The Merger Agreement provides for the merger of Mergersub, a wholly-owned subsidiary of Republic which has been formed by Republic for this purpose, with and into the Company (the "Merger"). Capitalized terms not otherwise defined in this letter shall have the same meanings as those terms in the Merger Agreement. In rendering the opinion we have examined
(i) the Merger Agreement; (ii) the representation letters from Republic and Company; and (iii) such other documents as we have deemed necessary or appropriate in order to render the requested opinion.

        In connection with such examination we have assumed (1) the authenticity of all documents, agreements and instruments which we have reviewed; (2) that the documents reviewed in connection with rendering the opinion are complete and accurate and will be complete and accurate as of the effective date of the Merger; (3) that the Merger will be effective under applicable state laws; and
(4) the Merger Agreement accurately describes the terms of the Merger. In rendering our opinion, we have not undertaken independent investigation of the accuracy of any assumptions stated herein, the veracity of written statements as to factual matters upon which we have relied or the authenticity of documents.

        Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, published Revenue Rulings, published Revenue Procedures and existing judicial and administrative decisions, all as of the
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Addington Resources, Inc.
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date of this letter.  All of the foregoing is subject to change and any such change (which could be retroactive) could affect the opinion contained in this letter.

        The opinion is our legal judgment as to certain of the federal income tax consequences of the proposed Merger. Our opinion is not binding on the Internal Revenue Service and the Internal Revenue Service may reach a different conclusion, which conclusion could be sustained by a court if litigated. The opinion is limited to the specific conclusions reached in the opinion and does not purport to reach any other conclusions, such as the future use of tax attributes of the parties, tax consequences to holders of the Company common shares who hold such shares as other than capital assets, foreign holders who own (or have owned in the last five years) more than 5% of the Company common stock, and similar issues. The opinion does not address foreign, state, local, estate or other potential tax consequences of the Merger.

        On the basis of the foregoing, we are of the opinion that:

                1. The Merger will constitute a tax-free reorganization under
        Section 368(a) of the Code and Republic, the Company and Mergersub will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

                2. None of Republic, Mergersub or the Company will recognize gain or loss in connection with the Merger.

                3. No gain or loss will be recognized by Company stockholders upon their receipt of Republic common stock (except to the extent of cash received in lieu of a fractional share of Republic common stock).

                4. The tax basis of Republic common stock received in the Merger will be the same as the tax basis of Company common stock surrendered and exchanged therefor reduced by any amount of bases allocable to fractional share interest for which cash is received.

                5. The holding period for the shares of Republic common stock received by Company stockholders in the Merger will include the holding period during which the Company stockholders held their Company common stock, provided that such shares are held as a capital asset at the effective date of the Merger.

                6. Stockholders who receive cash in lieu of fractional shares of Republic common stock will recognize gain or loss equal to the difference between the cash payment received and the stockholder's tax basis in the portion of the share of the Company common stock exchanged therefore. Such gain or loss will be capital gain or loss provided that such share of the Company common stock was held as a capital asset at the time of the Merger, and will be long term capital gain or loss if such share was held for more than one year at such time.

        Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, or of any transaction related to the Merger contemplated by the Merger Agreement.

        We hereby consent to the filing of this opinion as an Exhibit to Republic's Registration Statement on Form S-4, which includes the Solicitation Statement/Prospectus dated December 13, 1996 describing the Merger, and to the reference to the firm under the caption "THE MERGER--Certain Federal Income Tax Consequences" and under the caption "Legal Matters" in the Solicitation Statement/Prospectus which is part of the Registration Statement.



                                        Sincerely yours,



                                        Schulte Roth & Zabel LLP